July 3, 2014

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Ivan Griswold, Staff Attorney

Matthew Crispino, Staff Attorney

Re:

Registration Statement on Form S-1

Filed March 11, 2014

File No. 333-194482

Dear Mr. Griswold and Mr. Crispino:

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on Monday, July 7, 2014, at 2:00pm (Eastern  Time), or as soon as practicable thereafter.

On behalf of the Company, I hereby acknowledge that:

a)

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b)

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

16019 Raptor Court, Charlotte, NC  28278   Phone:  (704) 840-5619

E-Mail:  info@streamflowmedia.com

Mr. Griswold and Mr. Crispino

July 3, 2014

c)

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Please direct any questions or comments regarding the Registration Statement to Taurus Financial Partners, LLC at (512) 772-1542.

Very truly yours,

On behalf of:

STREAM FLOW MEDIA, INC.

Very truly yours,

/s/ Gregory Galanis

Gregory Galanis

President and Chief Executive Officer